Mail Stop 6010

                                                August 26, 2005

Michael R. Rodriguez
Senior Vice President, Finance and
 Chief Executive Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618

Re:	Endocare, Inc.
Draft of Amendment to Annual Report on Form 10-K for the fiscal year ended December 31, 2004
Provided August 25, 2005
Draft of Amendment to Form 10-Q for the quarters ended
March 31, 2005 and June 30, 2005
File No. 0-27212

Dear Mr. Rodriguez:

      We have reviewed your draft and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Amendment No. 2 to Form 10-K for the Fiscal Year Ended
December
31, 2004

Selected Consolidated Financial Data, page 27

1. Please tell us your consideration regarding referring to the amounts for 2003 and 2004 as restated.

Report of Registered Public Accounting Firm, page F-1

2. We note that the auditor`s report on internal control over financial reporting is dated prior to the dual dating on the audit report. We also note that the financial statements were restated to reflect the correction of an error. Please request your auditors to tell us how they considered PCAOB AS 2, including paragraph 197.

Note 16. Restatement of Consolidated Statements of Operations for the years ended December 31, 2003 and 2004, page F-35

3. Please revise so that your description of the restatement reflects the fact that the restatement is due to the correction of an error in the application of U.S. GAAP, specifically paragraph 45 of SFAS 144.
In this regard, it should be clear that management is taking responsibility for the financial statements and that the restatement was not only made because of the comment process with us. Please also revise so that this note is placed prominently within the notes to your financial statements. The restatement footnote in your Forms
10-Q should be similarly revised for the restatement in those periods to properly reflect the warrants as liabilities under EITF 00-19.

Draft Amendment No. 1 to Forms 10-Q for the Quarterly Periods
Ended
March 31, and June 30, 2005

Part I. Financial Information

Condensed Consolidated Balance Sheets

4. Please label the relevant columns as restated.

Note 4. Private Placement of Common Stock and Warrants

5. Please provide a separate footnote discussing the restatement or revise the note description to include a reference to the restatement. Please also tell us why there is no change in the fair value of the warrants between March 31, and June 30, 2005.

      You may contact Eric Atallah at (202) 551-3663 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at
(202)
551-3617 with any other questions.

      Sincerely,


							Russell Mancuso
							Branch Chief


cc (via fax): Steven G. Rowles, Esq.

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Michael R. Rodriguez
Endocare, Inc.
August 26, 2005
Page 2